Share Purchase Agreement

This Share Purchase Agreement (the "Agreement") is entered into this 12TH day of May, 2000, by and between HOWARD ALLEN AND DONALD JACKSON, individuals (hereinafter collectively referred to as "SELLERS"), and CYBER GROUP NETWORK, INC., (hereinafter referred to as "BUYERS").

RECITALS

WHEREAS, BUYERS are desirous of acquiring controlling interest of Hollywood Entertainment Network, Inc. which is listed on the NASD Over-the-Counter Bulletin Board® ("HOYE"); and

WHEREAS, the SELLERS desire to sell 9,900,000 shares (post 3-1 forward stock split) of common stock of HOYE;

NOW, THEREFORE, the parties hereby agree as follows:

1 Purchase of Shares. Subject to the terms and conditions set forth herein, BUYERS will purchase 9,900,000 (post 3 for 1 forward split) shares of the issued and outstanding capital stock of HOYE. More specifically, BUYERS will purchase, free and clear of any and all security interests, liens, pledges, encumbrances and adverse claims, 9,900,000 (post 3 for 1 forward split) shares of the outstanding capital stock of HOYE. This Agreement is predicated upon SELLERS' ability to transfer 9,900,000 (post 3 for 1 forward split) shares of the outstanding capital stock of HOYE to BUYERS, and the inability of SELLERS to transfer 9,900,000 (post 3 for 1 forward split) shares of HOYE to BUYERS shall, at the option of BUYERS, render BUYERS' obligation to purchase hereunder null and void and all monies paid to the escrow account as described below and pursuant to the terms of this Agreement shall be returned to BUYERS.

2 Purchase Price. BUYERS shall pay to Seller the sum of TWO HUNDRED NINETY-FIVE THOUSAND DOLLARS ($295,000,00 U.S.D.) for the shares of capital stock in HOYE (hereinafter referred to as the "Purchase Price").

3. Initial Deposit. Upon the execution of this Agreement, the sum of FIFTY THOUSAND DOLLARS ($50,000.00), which will be applied to the Purchase Price, shall be directly wired to Thomas C. Cook and Associates, Ltd. Client Trust Account, US Bank, Las Vegas, Nevada, ABA routing number 121201694, account number 1 537 0011 1096 (the "Initial Deposit"). SELLERS shall have THREE (3) business days ("Delivery Period") to deliver to BUYERS copies of all applicable original documents ("Original Document Copies"). Failure by SELLERS to deliver to BUYERS the Original Document Copies within the Delivery Period shall, at the option of BUYERS, be cause for immediate full refund of the Initial Deposit. Additionally, if SELLERS provide to BUYERS the copies of the original documents, and these copies of the original corporate documents sufficiently satisfactory so as to induce the BUYERS to proceed with the anticipated transaction(s) the deposit becomes nonrefundable to the extent of the sum of $5,000.00 (provided, however, that BUYERS shall have FOUR (4) days in which to review the copies of the original corporate documents (the "Review Period"), and, if upon BUYERS' review, BUYERS decides not to further pursue this transaction, and notifies in writing SELLERS or Escrow Agent of the same, then the entire deposit of $50,000.00 shall be refunded to the BUYERS). If however, the documentation referred to above is acceptable to the buyers then they shall immediately notify the SELLERS and Escrow Agent in writing and shall cause to be deposited the final payment as more clearly set forth below. After the deposit becomes non-refundable pursuant to this section of the Agreement, any failure by the BUYERS to make final payment under the terms of Section 4 below will be considered to be a breach of this Agreement and the amount of $5,000.00 from the initial deposit will be forfeited to SELLERS as liquidated damages and payment for the period of time the HOYE was locked up pursuant to this Agreement by the BUYERS.

4. Final Payment. The balance of Purchase Price ("Final Payment") which is TWO HUNDRED FORTY FIVE THOUSAND DOLLARS ($245,000.00 U.S.D.) shall be posted into the Thomas C. Cook and Associates, Ltd. Client Trust Account, US Bank, Las Vegas, Nevada, ABA routing number 121201694, account number 1 537 0011 1096 (the "Escrow Agent") within two (2) days after the expiration of the Review Period referred to above. Failure by BUYERS to cause to be delivered to the Escrow Agent the Final Payment within two (2) business days after the expiration of the Review Period, will, at the option of SELLERS, be terms for breach of this Agreement by BUYERS and forfeiture by BUYERS of the $5,000.00 as liquidated damages to SELLERS shall ensue. Upon such default, the Escrow Agent will be instructed to release $5,000.00 to SELLERS as liquidated damages and shall return the balance of the deposit in escrow to the BUYERS. Upon tendering of the Final Payment by BUYERS, SELLERS shall cause to be delivered to BUYERS the original corporate documents by certified overnight service mutually agreeable AND shall cause to be delivered to BUYERS documents evidencing due execution of a forward 3-1 stock split and evidencing the transfer of 9,900,000 (post 3 for 1 forward split) shares to BUYERS duly endorsed for transfer with Medallion signature guarantees.

5. Final Delivery. Upon receipt by BUYERS of the Final Delivery of the documents referred to above, the Escrow Agent shall release the entire proceeds as stipulated in the escrow instructions to the escrow agreement and this Agreement shall be considered by all parties to be consummated in full.

6. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written agreement signed by BUYERS and SELLERS.

7. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

8. Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

9. Attorneys' Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

10. Computation of Time. Any and all references to time periods shall be construed as calendar days, without respect to Saturdays, Sundays or legal holidays.

11. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA. THE PARTIES AGREE THAT ANY LITIGATION RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND DETERMINED BY A COURT OF COMPETENT JURISDICTION WITHIN THE STATE OF NEVADA.

12. Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of this Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

13. Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

14. Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected hereby.

15. Confidentiality. The parties shall keep this Agreement and its terms confidential, but any party may make such disclosures as it reasonably considers are required by law or necessary to obtain financing. In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of other parties, except for information which is required by law to be disclosed. Confidential information includes, but is not limited to, financial records, surveys, reports, plans, proposals, financial information, information relating to personnel contracts, stock ownership, liabilities and litigation.

16. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorneys' fees), except as set forth in the Escrow Agreement.

17. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

18. Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For purposes of this Agreement, facsimile signatures shall be treated as originals until such time that applicable pages bearing non-facsimile signatures are obtained from the relevant party or parties.

19. Indemnification. BUYERS hereby agree to indemnify and hold SELLERS or their assigns, their partners, employees, agents, representatives, assigns, and controlling persons (and other officers, directors, employees, agents, representatives, assigns and controlling persons of each of them) from any and all losses, claims, damages, liabilities, costs, and expenses (and all other actions, suits, proceedings, or claims in respect thereof) and any legal or other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the cost of investigating, preparing or defending any such action, suit, proceeding, or claim, whether or not in connection with any action, suit, proceeding or claim for which they are a party), as and when incurred, directly or indirectly, caused by, relating to, based upon or arising out of the broker services pursuant to this agreement so long as SELLERS have not committed intentional or willful misconduct, or shall not have acted grossly negligent, in connection with the services which form the basis of the claim for indemnification. The parties further agree that neither party shall incur any liability on a count of this agreement or any acts or omissions arising out of or relating to this agreement except for such parties intentional or willful misconduct. This paragraph shall survive the expiration or termination of this agreement.

IN WITNESS WHEREOF, the parties hereto have set their hands this 12th day of May, 2000.

DONALD JACKSON, an individual	CYBER GROUP NETWORK, a
("SELLER")	corporation ("BUYERS")
by:___________________________	by:_________________________
/s/Donald Jackson	/s/Anthony Miller
HOWARD ALLEN, an individual
("SELLER")
by:__________________________
/s/Howard Allen